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                                                                    EXHIBIT 99.1

                       Press Release Dated March 31, 2000

             BAAN COMPANY ANNOUNCES SALE OF CODA TO SCIENCE SYSTEMS


     BARNEVELD, Netherlands and HERNDON, Va., March 31 /PRNewswire/ - Baan Company N.V. (Nasdaq: BAANF; Amsterdam: BAAN) today announced that it has closed the previously announced agreement under which Science Systems has purchased the CODA business from Baan. CODA owns the rights to CODA-Financials, the best-of-class corporate accounting solution that is today used by more than 2,000 medium and large enterprises worldwide. The CODA product range was recently enhanced by the launch of the next-generation Web-architected product, CODA E-Finance.

     Under the terms of the purchase agreement, Science Systems paid $49.3 million in cash for the CODA assets. Baan expects to report a gain of approximately $30 million on this transaction. The agreement, closed today, is effective as of January 1, 2000. Other than the net equity gain to Baan, the transaction is expected to have a neutral impact on Baan's 1Q00 income statement. Other terms of the agreement were not disclosed.

     "Closure of this sale agreement fits within our ongoing strategy of rationalizing our assets and focusing on our core strengths," said Pierre Everaert, Interim CEO of Baan. "We have strengthened our balance sheet, both in terms of cash and equity, as we continue to move forward with our e-focused B2B strategy that will Web-enable and extend our very strong ERP, CRM, and Supply Chain products."

     ABOUT BAAN COMPANY

     Founded in 1978, Baan Company (Amsterdam: BAAN; Nasdaq: BAANF) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

     Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

     Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly

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affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

     "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.


     For more information, please contact:

     Peter Kramer, Baan Company Public Relations
     342-428-888
     pkramer@baan.com

     Dan O'Leary, Fleishman-Hillard (for Baan Company PR)
     202-828-8819
     olearyd@fleishman.com